21002918

SEC Mail Processing Section
FEB 26 2021
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amundi Pioneer Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg Dooling (617) 422-4991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg Dooling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amundi Pioneer Distributor, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL E. MARROCCO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 8, 2023

Notary Public

Signature

Managing Director, Chief Financial Officer, Americas
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMUNDI PIONEER DISTRIBUTOR, INC.
(SEC I.D. NO. 8-41256)
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2020
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT

CONTENTS

EY
Building a better working world

Ernst & Young LLP
200 Clarendon St
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Amundi Pioneer Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amundi Pioneer Distributor, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2017.
February 24, 2021

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer Asset Management, Inc.)

Statement of Financial Condition

As of December 31, 2020

(Dollars in thousands)

Assets		
Cash and cash equivalents (note 2)	$	47,270
Receivables:		
From the sale of Pioneer Family of Mutual Fund shares, net (note 2)		53
Due from affiliates (note 8)		1,104
Other		627
Prepaid service fees and dealer advances (note 2)		708
Prepaid expenses and other assets		1,134
Deferred income taxes (note 4)		2,540
Total assets	$	53,436
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees due to brokers and dealers (note 2)	$	13,162
Accrued compensation and related benefits		5,266
Accounts payable and accrued expenses		5,740
Total liabilities		24,168
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Additional paid-in capital (notes 6 and 7)		160,298
Accumulated deficit		(131,030)
Total stockholder's equity		29,268
Total liabilities and stockholder's equity	$	53,436

The accompanying notes are an integral part of these financial statements.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Operations

Year ended December 31, 2020

(Dollars in thousands)

Revenues:		
Marketing, promotional services, and other revenues from affiliates (note 8)	$	90,409
Service fee, distribution fee, and underwriting revenues (note 2)		79,331
Other income		106
Total revenues and other income		169,846
Expenses:		
Related-party expenses (note 8)		23,540
Distribution and administrative expenses:		
Service and distribution fee expense (note 2)		77,825
Compensation and related benefits		32,832
Sales and marketing		22,846
Rent and facilities expenses (note 9)		1,114
Data related services		1,665
Share-based compensation (note 6)		3
Other expenses		1,946
Total expenses		161,771
Income before provision for income taxes		8,075
Provision for income taxes (note 4)		2,199
Net income	$	5,876

The accompanying notes are an integral part of these financial statements.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

(Dollars in thousands)

	Common stock				
	Number of shares	**Amount**	**Additional paid-in capital**	**Accumulated deficit**	**Total stockholder's equity**
January 1, 2020	510	$ —	$ 160,184	$ (136,906)	$ 23,278
Net income	—	—	—	5,876	5,876
Intercompany contribution of capital (note 7)	—	—	111	—	111
Share-based compensation (note 7)	—	—	3	—	3
December 31, 2020	510	$ —	$ 160,298	$ (131,030)	$ 29,268

The accompanying notes are an integral part of these financial statements.

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2020

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	5,876
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation		3
Deferred income taxes, net		(618)
Changes in operating assets and liabilities:		
Decrease in receivable from the sale of Pioneer Family of Mutual Funds		18
Decrease in due from affiliates		74
Decrease in other receivables		479
Decrease in prepaid service fees and dealer advances, net		636
Increase in prepaid expenses and other assets		(202)
Decrease in distribution and service fees due to brokers and dealers		(65)
Decrease in accrued compensation and related benefits		(1,178)
Decrease in accounts payable and accrued expenses		(366)
Decrease in due to affiliates		(27)
Net cash provided by operating activities	$	4,630
Cash flows from investing activities:		
Intercompany contribution of capital		111
Net cash provided by investing activities	$	111
Net increase in cash and cash equivalents	$	4,741
Cash and cash equivalents, beginning of year		42,529
Cash and cash equivalents, end of year	$	47,270

The accompanying notes are an integral part of these financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Amundi Pioneer Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust and provides marketing and promotional services on behalf of affiliates for non-US distributed portfolios. The Company operates as a single business segment. The Company is a registered securities broker-dealer under the Securities and Exchange Commission (SEC) Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The financial statements were prepared pursuant to SEC Rule 17a-5.

(b) Organization

The Company is a wholly owned subsidiary of Amundi Pioneer Asset Management, Inc. (APAM). APAM is a wholly owned subsidiary of Amundi Pioneer Asset Management USA Inc. (APAM USA), which is a wholly owned subsidiary of Amundi USA, Inc. (AM USA), a wholly owned subsidiary of Amundi Asset Management (Amundi), a global asset manager headquartered in Paris, France. Amundi is owned by Credit Agricole S.A. and its subsidiaries.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require the use of judgments, estimates, and assumptions by management that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in US dollars unless otherwise specified.

(b) Sales and Redemptions of Pioneer Family of Mutual Fund Shares

Upon the sale of shares by the Pioneer Funds, the Company records accounts receivable from the third-party broker dealer and corresponding payable to the Pioneer Funds, on a trade-date basis. Similarly, upon redemptions of shares of the Pioneer Funds, the Company records accounts receivable from the Pioneer Funds and corresponding accounts payable to the third-party broker dealer. The receivables and payables to and from the broker-dealers and Pioneer Funds for unsettled fund shares sold or redeemed are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

(c) *Recognition of Revenue and Expenses*

The Company's revenue is largely dependent on the total value and composition of assets under management of APAM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Marketing, promotional services, and other revenues from affiliates primarily consist of revenues earned by the Company through service agreements with APAM and other Amundi affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Revenues associated with these agreements are recorded as earned over time due to the continuous receipt and consumption of the services by the funds (see note 8).

Distribution and service fee revenue is earned from the Pioneer Funds for the ongoing performance of distribution and related fund services, contractually agreed upon and subject to annual renewal by the participating Pioneer Funds' Board of Trustees. Distribution revenues include distribution fees earned based on an annual rate of 0.75% (0.25% for short-term funds) of net assets of Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee based on an annual rate of 0.25% (0.20% for short-term funds) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Payments of a portion of these fees may be made to third-party distributors who ultimately fulfill those contractual performance obligations. The Company may elect to waive these fees. Simultaneous receipt and consumption of the service by the customer occurs, therefore, the fee is earned over time.

In subsequent years, these distribution and service fees will be collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in service and distribution fee expense on the accompanying Statement of Operations as the services are provided by the third party.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the Pioneer Funds or net of payments to third-party service providers is based on management's assessment as to whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the services provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement. Management has determined that the Company is acting as the principal service provider, as such, gross presentation is appropriate.

(Dollars in thousands)

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A shares of the Pioneer Funds through a network of independent broker-dealers. For Class A shares, the shareholder pays an underwriter commission of up to 5.75% of the dollar value of the shares sold, which is recorded as revenue as a point in time, on the trade (execution) date of the sale of the Class A share. Up to 5.00% of the dollar value of shares sold is then paid to the third-party broker dealer and recorded by the Company as an expense. Under certain conditions, the Company may waive the underwriter commissions of Class A shares (known as front-end sales load) and sell the shares at net asset value. In these circumstances, the Company does not earn an underwriting commission.

Certain Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class C shares), and no load shares (Class R and Class Y shares). The investor may be required to pay a contingent deferred sales charge (CDSC) on certain share classes if there is a redemption within one year. The CDSC is paid based on the lower of original cost or current market value at declining rates starting at 1% on Class C shares and up to 1% on certain sales of Class A shares.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying Statement of Operations. CDSCs received by the Company from redeeming shareholders are recognized as revenue at a point in time, upon redemption of the investment during the redemption period. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service and distribution fee expense in the accompanying Statement of Operations.

Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income from the Company's investment in the Pioneer U.S Government Money Market Fund (see note 2d). Operating expenses are recorded on the accrual basis.

(d) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days and are carried at fair value. Cash and cash equivalents of $47,270 at December 31, 2020 includes cash equivalents comprising amounts invested in the Pioneer U.S. Government Money Market Fund of $28,000. The Company's investment in the Pioneer U.S. Government Money Market Fund is valued at net asset value as the practical expedient to measure fair value. Cash and cash equivalents also includes checking and other accounts of $19,270, representing funds available for use in the normal day-to-day operations of the Company.

(e) Fair Value Measurements

The Company follows FASB ASC 820 *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment

in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical instruments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

As of December 31, 2020, the Company's investment in the Pioneer U.S. Government Money Market Fund of $28,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated based on actual contracted exchange rates at settlement. The difference between the exchange rate at settlement and the rate at the time incurred is recognized as an exchange rate gain or loss. Share-based compensation expenses are translated using average exchange rates during the period. Gains and losses realized on foreign currency transactions principally relate to the settlement of intercompany arrangements with non-US affiliates and are included in other income and other expenses, respectively, in the accompanying Statement of Operations.

(g) Concentrations of Credit Risk

The Company is primarily engaged in the selling and distribution of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2020, revenues from the Pioneer Fund and the Pioneer Fundamental Growth Fund represented approximately 21% and 11%, respectively, of the total service fee, distribution fee, and underwriting revenues of the Company.

The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(h) Legal and Other Loss Contingencies

The Company, APAM, APAM USA, AM USA, and Amundi may from time to time be subject to claims pursuant to US lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of February 24, 2021, management is not aware of any material outstanding litigation that may affect the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(i) Share-Based Compensation

Certain employees of the Company were eligible to participate in various share-based (cash-settled) and incentive compensation plans that were established while under ownership of Pioneer Global Asset Management S.p.A. (PGAM), a wholly owned subsidiary of UniCredit S.p.A. (UCG) and have been continued following the acquisition of PGAM's stock by Amundi on July 3, 2017 (Amundi Transaction). The share-based awards under these plans were classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Consequently, compensation cost recognized at each reporting period during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the accompanying Statement of Operations.

As these plans were established by PGAM and continued by Amundi and not the Company, share-based compensation recognized in the accompanying Statement of Operations is reflected as a contribution to additional paid-in capital in the accompanying Statement of Changes in Stockholder's Equity (see note 6). As of December 31, 2020, all incentive compensation awards under the PGAM plan have been paid out.

(j) Income Taxes

The Company is included in a consolidated federal income tax return filed by AM USA, which files a federal income tax return as the common parent corporation of an affiliated group of corporations which includes the Company. The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. For federal income tax allocation purposes, consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each

entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return method. For state income tax allocation purposes, the Company uses a parent-company-down approach, which allocates taxes based on each member's relative contribution to the group's consolidated state income tax expense. The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. US GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the provisions of FASB ASC 740, *Accounting for Income Taxes*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

(k) Deferred Compensation Plans

The Company offers deferred compensation plans, a Mandatory Bonus Deferral Plan (MDP) and a Voluntary Deferred Compensation Plan (VDP), whereby a percentage of total incentive compensation earned by such employees may be deferred for a specific period.

The purpose of the MDP is to govern bonuses mandatorily deferred under bonus plans maintained by APAM USA. This plan is unfunded for tax purposes. Participant accounts vest on a pro-rata basis over a three-year period. Participants have the right to receive distribution of the vested account balance in cash, or may elect to convert the vested balance (all or part) to the VDP. Balances may be subject to forfeiture in the event of termination of employment with the Company prior to the vesting of the award.

The purpose of the VDP is to allow a select group of management or highly compensated employees of the Company who satisfy eligibility provisions of the VDP to defer, on a voluntary basis, the receipt of compensation to some future date. The VDP is unfunded for tax purposes. Participants are fully vested in the VDP as of the date of contribution and shall receive a distribution of his or her deferred

(Dollars in thousands)

account on the date, and in the form, elected by the participant. All distributions under the VDP shall be in cash.

While not required to, APAM USA has established Rabbi Trusts to fund the obligations of certain deferred compensation plans, and directs the investment of Rabbi Trust assets in a manner similar to investments proposed by participants in order to match the deferred compensation liability. Participants do not have a security interest in the assets of the Rabbi Trust through participation in the plan. The Rabbi Trusts are consolidated in the financial statements of APAM USA.

As the Rabbi Trusts are held by APAM USA, compensation expense recognized in the accompanying Consolidated Statement of Operations is reflected as a contribution to paid-in capital in the accompanying Consolidated Statement of Changes in Stockholder's Equity (see note 7).

Certain employees of the Company are eligible to participate in the Amundi Pioneer Asset Management USA Inc. Intermediate Deferred Compensation Award Plan (APIDCAP), a deferred compensation plan established by APAM USA prior to the Amundi Transaction and continued thereafter. The APIDCAP provides supplemental compensation in order to reward performance and provide a mechanism for key employee retention. Awards under APIDCAP generally vest at the end of the three-year period following the date of grant. There were no changes to the APIDCAP as a result of the Amundi Transaction. The expense recognized related to APIDCAP for the year ended December 31, 2020 was $2,304, which is included in compensation and related benefits on the accompanying Statement of Operations.

(l) New Accounting Standards

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which replaces the existing incurred loss impairment guidance and revises the assessment of expected credit losses for financial assets carried at amortized cost, including trade and other receivables, loans and commitments, held-to-maturity debt securities and other financial assets. The standard requires entities to estimate potential credit losses that may be incurred over the life of the assets, as opposed to recognizing a loss at the time it is incurred. The Company has adopted this standard as of January 1, 2020 and performed an assessment to determine whether adoption resulted in recognition of credit impairment. After reviewing all instruments included and excluded from the current expected credit losses (CECL) model and considering the nature of the assets in scope (i.e. receivable type, frequency in which they are collected), the Company determined there was no indication of current expected credit losses and there was no recognition of impairment as a result of adoption.

(3) Net Capital and Reserve Requirements

As the principal underwriter and distributor of shares of the Pioneer Funds, the Company is subject to the SEC's regulations and operating guidelines applicable to broker-dealers, including the Net Capital Rule, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-l (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital

(Dollars in thousands)

required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-1, was $22,433 at December 31, 2020, which exceeds minimum net capital required of $250 by $22,183.

The Company is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), since it does not carry customer margin accounts; promptly transmits all customer funds and securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements, if received, through a special account for the benefit of customers.

(4) Income Taxes

The provision (benefit) for income taxes consists of the following:

Current:		
Federal	$	2,295
State		522
		2,817
Deferred:		
Federal		(479)
State		(139)
		(618)
Total provision for income taxes	$	2,199

The following table reconciles the Company's U.S. federal statutory tax rate to its effective tax rate for the year ending on December 31, 2020:

Federal statutory tax rate	21.00%
Change in tax rate resulting from:	
State income taxes (net of effect on federal income taxes)	4.31%
Nondeductible items (meals and entertainment)	2.88%
Other, net	-0.96%
Effective tax rate	27.23%

The liability for unrecognized tax benefits, which primarily relates to state income taxes, at December 31, 2020 is $42, of which $33 would affect the Company's effective tax rate if recognized.

(Dollars in thousands)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2020	$	43
Increase due to tax positions related to the current year		3
Decrease due to tax positions related to prior years		(4)
Balance as of December 31, 2020	$	42

The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2020, the Company had accrued interest and penalties of $22. The Company does not expect a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The tax years from 2017 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

The components of deferred income taxes recorded in the accompanying Statement of Financial Condition comprise a net deferred tax asset of $2,540. The income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	2,823
Other		56
Total deferred tax assets		2,879
Deferred tax liabilities:		
Dealer advances		(176)
Other		(163)
Total deferred tax liabilities		(339)
Net deferred tax asset	$	2,540

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2020. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

APAM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the

(Dollars in thousands)

Internal Revenue Code. APAM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. Under the retirement benefit plan, APAM USA contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Pursuant to the savings and investment plan, participants may voluntarily contribute up to 50% of their compensation, and APAM USA will match this contribution up to 2.5% of the participant's contribution. For the year ended December 31, 2020, the Company's allocated expenses under the retirement benefit plan were $1,395, and the Company's direct expenses under the savings and investment plan were $203. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations. All employee benefits are charged to the Company based on the allocation determined by the ratio of the Company's salaries to the salaries of APAM USA and its subsidiaries.

(6) Incentive Plan

Certain senior executives of the Company participate in an incentive plan established by PGAM prior to the Amundi Transaction. This incentive plan has been assumed by Amundi and has continued in accordance with the established terms of the plan, as modified. The expense associated with this plan related to awards made to employees of the Company is recorded in the accompanying Statement of Operations as share-based compensation (see note 7). Information for the plan is described below.

2015 Plan

In March 2016, PGAM's Board of Directors approved the Pioneer Investments 2015 Long Term Incentive Cash Plan (2015 Plan). The 2015 Plan provides each participant with an initial cash award payable at the vesting date, adjusted by applying a multiplier. The multiplier was by reference to the change in assets under management over the performance period of four years, taking into account the percentage change in the value of assets under management between the close of business on December 31, 2015 and December 31, 2019. The range of potential multipliers is 0% to 120% of the initial cash award. The plan vested in February of 2020 based on a multiplier of 120%, and cash was settled shortly thereafter.

(Dollars in thousands)

Outstanding and exercisable restricted awards under the 2015 Plan is as follows:

	2015 Plan			
	Initial Cash Award		Initial Cash Award at 120%	
Outstanding at January 1, 2020	€	40	€	48
Payments during 2020	€	(40)	€	(48)
Forfeitures during 2020		-		-
Outstanding at December 31, 2020	€	-	€	-

The net expense comprises compensation expense related to the vesting of the awards, as well as a net expense due to the increase in total fair value of the awards, whether vested or unvested and recognition of forfeitures as they occurred. For the year ended December 31, 2020, the net compensation amount associated with the 2015 plan noted above and recorded in the accompanying Statement of Operations was a net amount of $3.

(7) Capital Contributions and Redemptions

Certain intercompany and affiliate transactions among the Company, APAM, and APAM USA and its subsidiaries are recorded as an expense on the accompanying Statement of Operations and a change in additional paid-in-capital in the accompanying Statement of Changes in Stockholder's Equity. For the year ended December 31, 2020, the underlying transactions relating to share-based compensation awards resulted in a net increase of $3.

The Company is a party to a centralized cash management arrangement with APAM, APAM USA, and its subsidiaries. APAM USA and its subsidiaries have sweep arrangements in which cash is transferred between bank accounts daily. Such intercompany transactions related to the cash management arrangement along with certain other intercompany and affiliate transactions among the Company, APAM, and APAM USA and its subsidiaries (see note 8), are recorded as intercompany contributions or redemptions of capital in the accompanying Statement of Changes in Stockholder's Equity. Cash and cash equivalents of $47,270 on the accompanying Statement of Financial Condition are not part of the centralized cash management arrangement. The Company considers amounts due from APAM, APAM USA, and its subsidiaries pursuant to these transactions as loans and amounts due to APAM, APAM USA, and its subsidiaries pursuant to these transactions as borrowings, and therefore the Company classifies such amounts as investing and financing cash flows, respectively, in the accompanying Statement of Cash Flows. Accordingly, as of December 31, 2020, the change in the net amount due from APAM, APAM USA, and its subsidiaries of $111 is presented as an intercompany redemption of capital in the accompanying Statement of Changes in Stockholder's Equity and an investing cash outflow on the accompanying Statement of Cash Flows.

(Dollars in thousands)

(8) Related-Party Transactions

In connection with a service agreement with APAM, the Company charges APAM a fee to provide certain marketing and promotional services. The fee is charged to provide revenue of 105% of applicable operating costs of the Company and for the year ended December 31, 2020, amounts allocated to APAM amounted to $86,152. Other revenues from affiliates of $4,257 includes amounts the Company earned from other affiliates for marketing and promotional services. Amounts related to these agreements are classified as marketing, promotional services, and other revenues from affiliates on the accompanying Statement of Operations.

The Company also has an expense sharing agreement with APAM USA in which the Company is allocated a pro rata portion of certain general and administrative expenses incurred by APAM USA. These expenses include professional fees, facilities-related expenses, and other general operating expenses. For the year ended December 31, 2020, the Company was allocated $15,364, which is included as a component of related party expenses on the accompanying Statement of Operations.

The Company also has a marketing and promotional expense sharing agreement with APAM USA in which the Company is allocated a pro rata portion of marketing and promotional expenses incurred by APAM USA. For the year ended December 31, 2020, the Company was allocated $8,139, which is included as a component of related party expenses on the accompanying Statement of Operations.

An amount of $37 has been included in related-party expenses on the accompanying Statement of Operations as reimbursements to affiliates other than APAM and APAM USA for operating expenses incurred on the Company's behalf.

Certain executives of APAM USA, who may also be members of the Board for the Company, serve outside organizations as a volunteer or board member of that organization. APAM USA may make payments to those organizations from time to time. Based on the nature of these relationships and the transactions that occurred during the year, management considers these normal and customary.

All transactions with APAM USA, APAM, AM USA, and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. All balances due to and from affiliates other than APAM and APAM USA represent amounts for which the Company has the solvency, ability, and intent to settle.

(9) Commitments and Contingencies

All commitments and contingencies associated with the Company are allocated through the expense sharing agreement with APAM USA (see note 8).

(Dollars in thousands)

(10) Indemnifications

In the normal course of operations, the Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(11) Disaggregated Revenue from Contracts with Customers

The following table presents revenue from contracts with customers by major source:

Revenue from contracts with customers:

Distribution Services	$	70,039
Underwriting commissions		9,292
Marketing and promotional services from affiliates		86,152
Sub-distribution services from affiliates		4,257
Total revenue from contracts with customers	**$**	**169,740**

(12) Subsequent Events

On January 1, 2021, the Company and its domestic affiliates underwent a reorganization, which included a merger of entities under common control. The Company became a wholly owned subsidiary of APAM USA after a transfer of its net assets from its parent company APAM. As a result of the reorganization, the names of Amundi Pioneer Distributor, Inc., Amundi Pioneer Asset Management, Inc., and Amundi Pioneer Asset Management USA, Inc. were changed to Amundi Distributor US, Inc., Amundi Asset Management US, Inc., and Amundi US, Inc., respectively. The 2021 financial statements will reflect this reorganization.

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2020 through February 24, 2021, the date the financial statements were available to be issued. There were no subsequent events since December 31, 2020 that would require adjustment to or additional disclosure in these financial statements.

Schedule I

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer Asset Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

As of December 31, 2020

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	29,268
Deduct nonallowable assets:		
Due from affiliates		(1,104)
Prepaid service fees and dealer advances		(708)
Other assets		(4,639)
Haircuts on securities		(560)
Add deferred income taxes, associated with dealer advances		176
Net capital		22,433
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	22,183

Reconciliation with the Company's computation (including in Part II of Form X-17A-5 as of December 31, 2020):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2020, as filed on January 25, 2021, and that included herein.

Schedule II

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2020

Amundi Pioneer Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not applicable.

Schedule III

AMUNDI PIONEER DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Amundi Pioneer
Asset Management, Inc.)

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2020

Amundi Pioneer Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession or control requirements pursuant to Rule 15c3-3 is not applicable.